FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Zentek Ltd. (formerly, ZEN Graphene Solutions Ltd.) (the "Company")

210-1205 Amber Drive
Thunder Bay, ON P7B 6M4

2. Date of Material Change October 28, 2021

3. News Release

A press release disclosing the material change was released on October 7, 2021, through the facilities of AccessWire.

4. Summary of Material Change

On October 27, 2021 the Company filed articles of amendment, with an effective date of October 28, 2021, to change its name to "Zentek Ltd.".

5. Full Description of Material Change

The Company filed articles of amendment to change its name to "Zentek Ltd." (the "Name Change"). The Name Change was approved by shareholders of the Company at its annual and special meeting held on September 27, 2021.

The common shares commenced trading on the exchange under the new name "Zentek Ltd." on November 1, 2021, under the Company's symbol "ZEN". A new CUSIP number has been obtained to replace the previous CUSIP number

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Brian Bosse, Director and Chief Financial Officer of the Company at 1-844-730-9822 or brian@zengraphene.com.

9. Date of Report

This report is dated at Toronto, this 4th day of November, 2021.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.